Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Number 333-256296
May 27, 2021

Supplementing the Preliminary Prospectus
Supplement dated May 27, 2021
(To Prospectus dated May 19, 2021)

WABTEC TRANSPORTATION NETHERLANDS B.V.

€500,000,000 1.25% Senior Notes due 2027 (the “Notes”)

Fully and Unconditionally Guaranteed by

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

Pricing Term Sheet

May 27, 2021

Issuer:	Wabtec Transportation Netherlands B.V.

Legal Entity Identifier:	213800W8WKL7DR8NFE48

Parent Guarantor:	Westinghouse Air Brake Technologies Corporation

Legal Entity Identifier:	06BTX5UWZD0GQ5N5Y745

Anticipated Ratings*:	Moody’s: Ba1 (Stable Outlook) S&P: BBB- (Negative Outlook) Fitch: BBB- (Negative Outlook)

Ranking:	Senior, Unsecured

Offering Format:	SEC Registered

Listing:
Application will be made to list the Notes on the Official List of the Irish Stock Exchange plc, trading as Euronext Dublin, and have the Notes admitted to trading on the Global Exchange Market thereof.

Principal Amount:	€500,000,000

Trade Date:	May 27, 2021

Settlement Date:**	June 3, 2021

Maturity Date:	December 3, 2027

Interest Payment Date:	Annually on December 3, commencing December 3, 2021 (short first coupon)

Coupon (Interest Rate):	1.25%

Price to Public:	99.267%

Yield to Maturity:	1.369%

Spread to Benchmark Bund:	180.2 bps

Benchmark Bund:	DBR 0 11/15/27

Benchmark Bund Price and Yield:	102.84; -0.433%

Spread to Mid Swaps:	150 bps

Mid Swaps Yield:	-0.131%

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-Whole Call:	Prior to October 3, 2027 (two months prior to the Maturity Date) at a discount rate of Comparable Government Bond Rate plus 30 basis points

Par Call:	On or after October 3, 2027

Tax Call:
The Issuer may also redeem all, but not less than all, of the Notes in the event of certain tax changes affecting the Notes at a price equal to 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

Change of Control Offer to Purchase:
Upon the occurrence of a change of control triggering event, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to, but not including, the date of repurchase.

ISIN:	XS2345035963

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Joint Book-Running Managers:	BNP Paribas Goldman Sachs & Co. LLC HSBC Continental Europe

BofA Securities Europe SA Citigroup Global Markets Europe AG Crédit Agricole Corporate and Investment Bank J.P. Morgan AG Société Générale

Senior Co-Managers:	MUFG Securities (Europe) N.V. PNC Capital Markets LLC Scotiabank Europe plc TD Global Finance unlimited company Truist Securities, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Citizens Capital Markets, Inc. Huntington Securities, Inc. Morgan Stanley Europe SE Wells Fargo Securities Europe S.A.

Stabilization:	BNP Paribas

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made against payment therefor on June 3, 2021, which is the fifth Euroclear / Clearstream business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The Issuer and the Parent Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer and the Parent Guarantor have filed with the SEC for more complete information about the Issuer, the Parent Guarantor and the offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the Parent Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting BNP Paribas, Fixed Income Syndicate by telephone at 1-800-854-5674; Goldman Sachs & Co. LLC by telephone at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com, and HSBC Continental Europe by telephone at 1-866-811-8049 or by email at transaction.management@hsbcib.com.

MiFID II professionals/ECPs-only – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (RID) has been prepared or not available in the European Economic Area or the United Kingdom.

This pricing term sheet is not a prospectus for the purposes of the European Union’s Regulation (EU) 2017/1129.

This pricing term sheet and any other document or materials relating to the issue of the Notes offered hereby is for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”));  (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order (“high net worth companies, unincorporated associations etc.”); (iii) are outside the United Kingdom; or (iv) are any other persons in the United Kingdom to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing term sheet relates will be engaged in only with, relevant persons. This document is directed only at relevant persons and any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet or any of its contents.